Exhibit 99.1

AÑO DEL FORTALECIMIENTO DE LA SOBERANÍA NACIONAL

ANNEX

Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	September 30, 2022

Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Liabilities Variable (4)	Currency (5)	Fair Value (b)
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 131.6 MM total	Liability: Corporate bond	PEN	105,803,775	87,928,028
Cross Currency Swaps	Negotiation	USD 0.4 MM total	Exchange rate	PEN	319,435	266,823

Accumulative Gain/Loss and Fair Value (a)

	Currency (5)	PEN
Total amount of profit (+)/loss(-) during the year due to Derivative Financial Instruments (6):	-10,467,000

Additional Information:

(a) The total cumulative profit/loss as of September 30, 2022 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in other comprehensive income and profit and loss during 2022: variation in fair value of derivative financial instruments, exchange difference, income tax and accrued commissions.

(b) The amounts relating to the fair value of the Cross Currency Swaps are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

(c) All cross currency swap agreements mature in February 2023.

Notas:

(1)	Forward, Future, Options, Swap, among others.
(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.
(3)	Notional amount or Nominal Value in Contract.
(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.
(5)	Presentation currency of individual interim financial information.
(6)	It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

A v . S a n t a C r u z 3 1 5 M i r a f l o r e s
C e n t r a l : 6 1 0 - 6 3 0 0
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